FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 001-10306

National Westminister Bank PLC

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure:	1.	Dividend Declaration announcement made on 24 May 2005

Enclosure:	2.	FRN Variable Rate Fix announcement made on 26 May 2005

Enclosure 1.

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES B and SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF
US$25.00 FOR THE THREE MONTHS TO 16 JULY 2005

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares for the three months to 16 July 2005. The dividends will be paid on 18 July 2005 at the undernoted rates to holders on the register at the close of business on 10 June 2005.

Series                                                         Dividend payable per share

Series B                                                      US$0.4921875

Series C                                                      US$0.48519

24 May 2005

Enclosure 2.

Re:          Rate fixing of

               NATIONAL WESTMINSTER BANK Plc
               USD 500,000,000 Primary Capital FRN (Series 'C')

               Isin Code: LU0001547172

As Agent Bank, we herewith inform you that the new interest rate has been fixed as follows:

Interest Rate:                3.50 % per annum

Interest Period:              from May 31, 2005 to August 31, 2005 (92 days)

Interest Payment Date:    August 31, 2005

Interest Amount Per USD 10,000 Note:       USD 89.44

Interest Amount Per USD 100,000 Note:      USD 894.44

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2005

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat